October 29, 2010

Celeste M. Murphy, Legal Branch Chief
Ajay Koduri, Staff Attorney
Bob Littlepage, Accountant Branch Chief
Joe Cascarano, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	China Mass Media Corp.
Form 20-F for Fiscal Year Ended December 31, 2009
File No. 001-34132

Dear Mr. Murphy, Mr. Koduri, Mr. Littlepage and Mr. Cascarano:

I refer to your letter to Mr. Shengcheng Wang, dated October 8, 2010, relating to China Mass Media Corp.’s (the “Company”) annual report on Form 20-F for the fiscal year ended December 31, 2009, filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 31, 2010 (the “2009 20-F”).

Set forth below are the Company’s responses to the comments contained in the letter dated October 8, 2010 from the staff of the Commission (the “Staff”).  The Company has responded to the Staff’s comments by including proposed disclosure to comply with the comment, providing an explanation if the Company has decided not to revise the disclosure or providing supplemental information as requested.  If the Staff agrees to the proposed disclosure, the Company will incorporate the disclosure in future filings of its annual reports to the Commission.  The numbered paragraphs below correspond to the paragraphs of the Staff’s comment letter, which have been retyped below in bold for your ease of reference.  Page number references are to the 2009 20-F.

Form 20-F filed for the fiscal year ended December 31, 2009

Risks Related to our Business and Industry, page 9

A significant percentage of our outstanding ordinary shares is beneficially owned by Mr. Shengcheng Wang…, page 14

1.
Please state that Guang Er Gao Zhi is an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of your chairman and chief executive officer, Mr. Shengcheng Wang.

The Company advises the Staff that the second paragraph on page 14 states, “…Mr. Wang’s immediate family members indirectly own a 50% interest in Guang Er Gao Zhi FTP, with whom we entered into a framework agreement to procure advertising rights to several CCTV programs in 2008 and 2009.”  Guang Er Gao Zhi FTP refers to “Guang Er Gao Zhi Film and Television Production Co., Ltd.”, a television advertising agency that is 50% owned by CCTV and 50% owned by the immediate family members of Mr. Shengcheng Wang.  In response to the Staff’s comments, the Company will revise this paragraph where the name of this agency first appears in the annual report to clarify this relationship.

We may not be able to successfully solicit sponsors for the public service announcements…, page 14

2.
Expand your disclosure to explain how you are “committed” to produce public service announcements for the daily “Guang Er Gao Zhi” program broadcast on CCTV, and what that program broadcast consists of.  We note later disclosure that it is part of a public service announcement.  Further, explain your business model regarding your production of public service announcements including, but not limited to, all benefits accruing to all involved parties for the same; whether this operation is profitable, how content production decisions are made and by whom; and whether your public service production is limited to public service announcements for this daily program, etc.

The Company advises the Staff that it entered into a contract with CCTV and agreed to produce public service announcements for the daily “Guang Er Gao Zhi” program that is broadcast on CCTV Channels 1 and 2.  The current contract has a term of three years and will expire on June 30, 2011.  The Company will add disclosure of this contract on pages 14 and 37.

The Company’s production and sponsorship services consist of commercial television advertisement production and public service announcement production.  Substantially all of the Company’s public service announcement production is for the daily program “Guang Er Gao Zhi” under the contract with CCTV.  The Company released 42 public service announcements in the year ended December 31, 2009 for the “Guang Er Gao Zhi” program.  The production for this program is entirely funded by the Company.  The Company solicits sponsors for the public service announcements it produces for the “Guang Er Gao Zhi” program.  In exchange for a sponsorship fee, a sponsor’s name is displayed at the end of the public service announcement broadcast.  Content production decisions are made mainly by the production team of the Company, which identifies concepts, formulates ideas, drafts story books, organizes pre-production meetings and prepares the shooting books.  If a public service announcement is still in the pre-production phase when a sponsor is engaged or if a sponsor commissions a particular public service announcement, the Company generally involves sponsors in every production stage and incorporates their feedback throughout the process to ensure that the public service announcements satisfy the requirements of the sponsors.

All involved parties may benefit from this model in the following ways:

-  The Company achieves nationwide name recognition as the program is broadcast across the country and the Company’s name is displayed in each announcement.  The program is also a national platform for the Company to showcase its advertisement production capabilities.  The sponsorship fees received by the Company have generally exceeded the production costs incurred by the Company.  The Company received sponsorship fees of approximately RMB17.2 million in 2008 and RMB 8.5 million in 2009.  The costs associated with the production of public service announcements were approximately RMB5.1 million in 2008 and RMB6.5 million in 2009.

-  CCTV fulfills its obligation to broadcast a certain amount of public service announcements between its television programs, as required by PRC regulations and also demonstrates its commitment to social responsibilities as the largest media network in China.

-  Sponsors, being corporations, government agencies or non-government organizations, may improve their corporate image or raise social consciousness regarding issues addressed in the public service announcements.

3.
Please disclose the significance of the name of the program broadcast as it relates to your related party of the same name including, but not limited to, whether there are any contracts or agreements, payments, loans, or other benefits to you, your related party, or other affiliates involving your public service announcements on this program broadcast.  We note that Guang Er Gao Zhi is an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of your chairman and chief executive officer, Mr. Shengcheng Wang.  Please expand your disclosure regarding the public service announcements in your Business section as well.

The Company advises the Staff that “Guang Er Gao Zhi” is a common Chinese phrase meaning “to spread the message far and wide.”  The Company confirms that there are no contracts or arrangements, payments, loans or other benefits to the Company, its related party or other affiliates involving the public service announcements on this program.

The “Guang Er Gao Zhi” program discussed here is the daily television program broadcast on CCTV’s Channels 1 and 2, which is different from and unrelated to Guang Er Gao Zhi FTP, a television advertising agency, our relationship with which we have described in response to Comment 1 above.  Guang Er Gao Zhi FTP is not involved in the production of the “Guang Er Gao Zhi” program.

In response to the Staff’s comment, the Company will expand disclosure regarding the public service announcements in the Business section to include information in the responses to Comments 2 and 4.

4.
We note your statement on page 33 that you “usually engage a corporation or a governmental agency to be the sponsor and its name will be displayed at the end of the public service announcement.”  Please state the percentage of the public service announcements you release that remain unsponsored and/or for which you have not received payment for sponsorship.  Further, state whether CCTV, given its obligation under Chinese laws and regulations to broadcast a minimum amount of public service announcements between their television programs, as referenced on page 37, absorbs any cost of production or otherwise reimburses you.  Also, disclose whether or not you provide sponsorship to entities that do not pay you for them for any reason.

The Company respectfully advises the Staff that the Company will produce and release public service announcements on the “Guang Er Gao Zhi” program regardless of whether these announcements are sponsored or not.  However, the sponsorship fees received by the Company generally exceed the production costs incurred by the Company each year.  In the year ended December 31, 2009, the Company released 42 public service announcements on the “Guang Er Gao Zhi” program, 16 of which had sponsors.  In 2009, the Company received sponsorship fees of approximately RMB8.5 million and the costs incurred by the Company in connection with the production of the public service announcements were approximately RMB6.5 million.  CCTV does not absorb any cost of production or otherwise reimburse the Company for any production of public service announcements broadcast on the “Guang Er Gao Zhi” program.  CCTV also does not share the sponsorship fees received by the Company.  The Company does not display the names of entities unless they pay for the sponsorship service.

Our strategy to acquire complementary business, page 15

5.	Please address your acquisition strategy in your Business section or advise.

In response to the Staff’s comment, the Company will add the following disclosure in “Item 4. — Information on the Company — B. Business Overview” on page 34:

“We are looking for opportunities to acquire other suitable advertising or media companies that provide access to new media platforms, attractive time slots or new customer relationships in desired industries.”

If our clients forfeit the use of advertising time they have won in CCTV’s annual open bidding process, we may lose the deposit we placed with CCTV, page 15

6.
Please expand your disclosure to explain how you execute the CCTV bidding process in conjunction with your clients including, but not limited to, whether you execute contracts or other agreements that commit your clients to paying a deposit and, if so, the percentage and whether or not the percentage your clients pay versus that paid by you is set by the CCTV; and whether clients must place advertisements with you within a certain time frame with a designated deadline after which you may sell the advertising time which they cannot or decide not to use for advertisement, and any recourse you have against your clients for any failure to adhere to any such agreements.  State whether or not you are generally able to resell the advertising time your clients accept through you but later decline, for whatever reasons.  Please disclose whether or not you pay any deposits on behalf of the obligations of your clients.

In response to the Staff’s comment, the Company will add the following disclosure on page 15:

“According to CCTV’s bidding policy for prime advertising slots, an advertising client who participates in the bidding must be represented by a qualified advertising agency.  We are qualified to represent our clients in this process, prepare bidding documents, bid on their behalf and exclusively represent them in placing advertisements on the time slots they have won.  CCTV, our clients and we will enter into agreements under which we are required to pay RMB0.6 million for each of the first two clients we represent and RMB1.0 million for each of the additional clients, and each of our clients is required to pay RMB1.0 million, to CCTV as deposit.   CCTV will return the deposits paid by us once our clients fulfill their obligation to place advertisements.  Clients are typically required to pay the advertising fees 20 days prior to the first day of the month in which the clients’ advertisement is scheduled to broadcast.  If our clients fail to place advertisements on the time slots won by them, CCTV will keep the deposits paid by us and our clients, and we do not have any recourse against our clients.  Based on our experience, CCTV does not claim any loss against us and our clients beyond the deposits paid by us and our clients.  There was only one incident in 2006 during the past five years where our client failed to use the advertising time that was won in CCTV’s annual bidding process for prime advertising slots.  We did not resell the unused time slots and lost the RMB0.6 million deposit to CCTV in that incident.”

7.
Please disclose all payments or other benefits you provide to CCTV and/or any of its employees or related parties to maintain your relationship with CCTV, in connection with this bidding process, the access to certain high quality advertising time slots on CCTV referenced on page 33, or otherwise.

The Company respectfully advises the Staff that other than the media fees paid to secure the advertising time slots under the media purchase contracts with CCTV, the Company does not provide any other payments or benefits to CCTV or any of its employees or related parties to maintain the Company’s relationship with CCTV or any other purposes.

8.
Please explain how your clients’ failure to place advertisements on the time slots that you have obtained for your clients through the bidding process “ may negatively affect [y]our relationship with CCTV and materially and adversely affect [y]our business prospects.”  For example, it appears that CCTV is made whole by its ability to retain the deposits made by you and your clients and demand further compensation from your clients and you if CCTV incurs additional actual loss.

The Company advises the Staff that if the Company’s clients fail to place advertisements on the time slots that the Company obtain for the clients through the bidding process and if such incident occurs repeatedly, the Company’s credibility and the quality of advertising clients it brings to CCTV are likely to be perceived negatively by CCTV, which will adversely affect the Company’s relationship with CCTV, the Company’s sole media resource supplier, and thus hamper the Company’s business prospects.  This risk factor is intended to point out this potential risk to the investors.  However, historically, there was only one incident in 2006 where the Company’s client failed to use the advertising time the Company obtained for the client through the bidding process.

We may become subject to government actions due to our advertising content…, page 17

9.
Please explain what special government review is required for specific types of advertisements prior to advertising distribution and to whom you are obligated to confirm such review and receive approval.  In your disclosure, please explain what the performance of the review entails, how you “independently review and verify” the content of your clients’ advertisements for compliance.  Please disclose the government agencies and applicable laws and regulations you reference.

The Company advises the Staff that, as stated on page 43, all advertisements relating to pharmaceuticals, medical instruments, agrochemicals and veterinary pharmaceuticals through broadcast, film, television, newspaper, magazine and other forms of media must be submitted to the relevant administrative authorities for content approval prior to dissemination.  The Company’s advertising clients are responsible to submit their advertisement content to the relevant government agencies, such as the State Food and Drug Administration or its local counterparts and the Ministry of Agriculture or its local counterparts, for approval.  As an advertising agency, the Company is obligated under the relevant laws and regulations to review and verify the advertising content and supporting documentation submitted by the clients, and make sure any required government approvals have been obtained.  The Company does not itself apply for approval to any government agencies.  If the Company is satisfied with the content and supporting documentation, it will submit the advertisements to CCTV for further review and approval before broadcasting; if the Company believes the content or supporting documentation does not meet regulatory requirements, it will ask its clients to revise the content or present additional proof of suitability, if necessary.

Consistent with the generally accepted industry practice, the Company performs its independent review and verification in the following ways, among others: (i) reviewing advertising content for compliance, (ii) checking requisite government approvals for the advertising content based on the proof presented, (iii) verifying governmental approvals or licenses required for the advertising clients’ operations based on the proof presented or (iv) collecting and reviewing relevant legal documents required by CCTV for the release of the advertisements.  This process is described on pages 18 and 35.

As stated on page 42, the applicable laws and regulations are the Advertising Law (1994), the Advertising Administrative Regulations (1987) and the Implementing Rules for the Advertising Administrative Regulations (2004).

10.
Please state whether your advertising sales function is separate and distinct from your government compliance program.  You should address challenges with and conflicts between attracting sales from an industry through which you generate substantially all of your revenues and ensuring compliance with strict government regulation of truth and accuracy.

The Company advises the Staff that, as stated on page 35 under “Our Advertising Agency Services,” the Company’s media relationship department is responsible for reviewing advertisements to ensure that such advertisements are in compliance with the applicable regulatory requirements and CCTV’s compliance requirements.  The Company’s media relationship department advises the advertising clients in modifying their advertisements if and when instances of non-compliance are identified and assists them in obtaining approval from CCTV to ensure the smooth and timely broadcasting of the clients’ advertisements.  The Company believes its compliance program is independent and effective in performing its function. The compliance program also supports the sales department in attracting sales and ensuring compliance in operations.  The Company has not experienced any particular challenges or conflicts in this regard.

We are using the brand name “Guang Er Gao Zhi” in Chinese characters in our company logo…, page 18

11.
Please explain the relationship your use of the brand name “Guang Er Gao Zhi” has to your related party, Guang Er Gao Zhi FTP.  Explain whether you registered this prior to Guang FTP’s formation or afterward; and if after, whether you license this from Guang FTP.  We note your statement that several companies in China that are unrelated to you and have been using this trademark as part of their company names.  Please confirm that Guang FTP is not one of them.

The Company advises the Staff that its use of the brand name “Guang Er Gao Zhi” has no relationship with the Company’s related party, Guang Er Gao Zhi FTP.  The Company registered “Guang Er Gao Zhi” together with its logo with the State Trademark Bureau after Guang Er Gao Zhi FTP was established.  The Company does not license this from Guang Er Gao Zhi FTP.  Guang Er Gao Zhi FTP is not one of the companies unrelated to the Company but using the Chinese characters of “Guang Er Gao Zhi” as part of their company names, as referred to on page 19.  Guang Er Gao Zhi FTP uses those characters, but it is related to us through its partial ownership by Mr. Wang’s family members.

The Company respectfully advises the Staff that “Guang Er Gao Zhi” is a common phrase in the Chinese language and the phrase itself is not eligible for trademark protection and can be used by the public.  The Company’s trademark rests with the specific design of the phrase as written in Chinese characters and as connected with the Company’s logo.  As the phrase “Guang Er Gao Zhi” is a generic term, under the PRC Trademark Law, the Company is not able to prevent the use of the phrase in the corporate names of other companies, unless its trademark is legally recognized as a “well-known trademark”, which recognition is difficult to obtain.  This has been explained on page 19.

The dividends we receive from our PRC subsidiary and our global income may be subject to PRC tax…, page 20

12.	Please provide the basis for your belief that you are not a PRC “resident enterprise.” We note your disclosure on page 20, 21, and 55 that such determination is “unclear.”

The Company respectfully advises the Staff that the PRC Enterprise Income Tax Law, or EIT Law, defines a PRC “resident enterprise” as either (i) an enterprise that is incorporated in China or (ii) an enterprise that is incorporated outside China but has its “de facto management body” in China.  The only detailed guidance for the definition of “de facto management body” currently available is set forth in a notice issued by the PRC State Administration of Taxation (the “SAT Notice”), which provides guidance on the determination of the tax residency status of Chinese-controlled offshore incorporated enterprises, defined as an enterprise that is incorporated under the laws of a foreign country or territory and that has a PRC enterprise or enterprise group as its primary controlling shareholder.  Although the Company does not have a PRC enterprise or enterprise group as its primary controlling shareholder and is therefore not a Chinese-controlled offshore incorporated enterprise within the meaning of the SAT Notice, in the absence of guidance specifically applicable to the Company, the Company has applied the guidance set forth in the SAT Notice to evaluate the tax residency status of its legal entities organized outside the PRC.

According to the SAT Notice, a Chinese-controlled offshore incorporated enterprise will be regarded as a PRC tax resident by virtue of having a “de facto management body” in China and will be subject to corporate income tax on its worldwide income only if all of the following conditions set forth in the SAT Notice are met:

•	the primary location of the day-to-day operational management is in the PRC;

•	decisions relating to the enterprise’s financial and human resource matters are made or are subject to approval by organizations or personnel in the PRC;

•	the enterprise’s primary assets, accounting books and records, company seals, and board and shareholder resolutions are located or maintained in the PRC; and

•	50% or more of voting board members or senior executives habitually reside in the PRC.

The Company does not believe that either CMM or its British Virgin Islands subsidiary, UIAL, meets all of the conditions above.  Each of CMM and UIAL is a company incorporated outside the PRC.  As holding companies, these two entities’ key assets and records, including resolutions of its board of directors and resolutions of its shareholders, are located and maintained outside the PRC.  In addition, the Company is not aware of any offshore holding companies with a similar corporate structure as the Company’s ever having been deemed to be PRC “resident enterprises” by the PRC tax authorities. Therefore, the Company believes that neither CMM nor UIAL should be treated as a “resident enterprise” for PRC tax purposes.

However, as the tax resident status of an enterprise is subject to determination by the PRC tax authorities, the Company acknowledges the uncertainties and risks associated with this issue and has made what it believes to be adequate disclosures in the “Risk Factors” section regarding these risks on page 20.

PRC regulations relating to offshore investment activities by PRC residents may increase the administrative burden we face…, page 24

13.
Please disclose “the certain amount” of time Mr. Wang stays in mainland China annually and if there is any significance under the rules, regulations, restrictions, circulars, or incidental accounts of which you may be aware to these days per annum.  Further, explain if staying over these number of days in mainland China would affect the position of the local branch of SAFE regarding Mr. Wang’s need to register.

The Company respectfully advises the Staff that upon further discussion with its PRC legal counsel and review of recent developments, the Company is of the view that there is no risk that Mr. Wang, a Canadian citizen, may be classified as a PRC resident under the SAFE regulations.  As a result, the Company will delete the first two sentences in the second paragraph on page 25.

14.
To help us better understand the application of these regulations, please tell us what consequences to your business you see of primary concern, should Mr. Wang be deemed to be a PRC resident for purposes of filing the registrations and amendments pursuant to the rules, regulations, and circulars referenced herein.

The Company respectfully advises the Staff that, as stated on page 25, if Mr. Wang is deemed to be a PRC resident for the SAFE registration purposes and fails to so register his offshore investment, the Company’s PRC subsidiary may be prohibited from making distributions of profit to the Company.  However, the Company believes that there is no risk that Mr. Wang, a Canadian citizen, can be classified as a PRC resident under the SAFE regulations.

15.
In recent public filing of companies with PRC operations and foreign national control persons we have become aware of immediate family members, including spouses of foreign nationals maintaining PRC residency.  Please tell us whether Mr. Wang has any such immediate family members who are PRC residents and whether any of the considerations you explain with respect to Mr. Wang may be deemed by PRC authorities to apply to such family members.  Further, please tell us whether there is any risk of Mr. Wang’s offshore investment activities being attributed to those PRC residents or of the nationality of those PRC residents being attributed to Mr. Wang for SAFE reporting purposes or other regulation.

The Company advises the Staff that, other than Mr. Wang’s mother, none of Mr. Wang’s immediately family members, including his spouse and two minor children, are PRC residents.  The Company was advised by its PRC legal counsel that there is no risk of Mr. Wang’s offshore investment activities being attributed to any PRC residents or of the nationality of those PRC residents being attributed to Mr. Wang for SAFE reporting purposes or other regulations.

We rely principally on dividends and other distributions on equity paid by our wholly owned operating subsidiary to fund any cash and financing requirements…, page 25

16.
We note your disclosure on page 25 that PRC law requires that any dividends paid by your wholly foreign owned enterprise come from its accumulated profits, if any, after each company has made allowances to fund statutory reserves.  Please clarify the impact this restriction has on the availability to you of Universal’s funds.  Your disclosure should also address the following issues:

•	Indicate whether Universal has historically paid dividends to you from its accumulated profits and provide management’s assessment of Universal’s ability to pay dividends to you in the future.
•	Indicate what portion of Universal’s revenues, if any, you anticipate being able to use for the expansion of your business, as discussed in prior risk factors.

This disclosure should be reflected here, in your risk factors, as well as in your discussion of liquidity and capital resources.  We note that you do not reference GreatWall Production in your discussion of the payment of dividends to you.  Please indicate the same information for GreatWall Production, which we note is based in Hong Kong.

The Staff’s comment is noted. The Company has re-evaluated the impact of the statutory reserve requirement on its business, its ability to pay dividends to its shareholders and the expansion of its business in light of the Staff’s comment and has determined that such impact is immaterial.  As disclosed on page 25, under PRC laws and regulations, each company is required to set aside a portion of its net income each year, if any, to fund a statutory surplus reserve.  However, when such reserve reaches 50% of its registered capital, a company is no longer required to set aside any more net income and is permitted to distribute dividends.  As of June 30, 2010, the Company’s PRC subsidiary, Universal, had set aside RMB25.0 million for such statutory reserve, which amount equals 50% of its registered capital, and Universal is not required to set aside additional earnings for statutory reserve any more.  Therefore, the Company believes that the PRC statutory reserve requirement will not limit its ability to pay dividends to its shareholders or the expansion of its business.

The Company respectfully advises the Staff that Universal paid RMB78.4 million and RMB125.5 million in cash dividends to its shareholders in 2007 and 2008, prior to the Company’s initial public offering.  Universal has not paid dividends to the Company from its accumulated profit since 2009.  As stated on pages 54 and 57 of the 2009 20-F, the Company intends to permanently reinvest 70% of Universal’s earnings in the expansion of its business and may distribute up to 30% of Universal’s earnings as dividends.  As a Hong Kong entity, Greatwall Production is not subject to similar restrictions on distributions of dividends.  Since its inception, Greatwall Production has not had any significant business operations.

17.
We note the reference here to Universal as a wholly foreign owned enterprise or WFOE and as a foreign-invested enterprise in the next risk factor.  Please reconcile the uses of these terms, using the correct designation throughout the Form 20-F, and disclose the significance of the designation to PRC authorities and the relation of such to the relevant PRC regulations.

The Company respectfully advises the Staff that Universal is classified as a foreign-invested enterprise under PRC law, as opposed to a domestically owned enterprise.  Under the PRC legal terminology, a wholly foreign-owned enterprise is one specific type of foreign-invested enterprise, meaning an entity in which a foreign party or parties invests and owns 100% of the equity interests of such entity.  To avoid any confusion, the Company will consistently use “wholly foreign-owned enterprise” when referring to Universal in future filings.

Item 4. Information on the Company, page 31

History and Development of the Company, page 31

18.
We note that you conduct your business through Universal in the PRC and your reference on page 44 to the applicable PRC laws and regulations that currently limit foreign ownership of companies that provide television advertising.  Please disclose in this section to address how your current structure complies with PRC laws and regulations that limit foreign ownership of PRC advertising companies.

In response to the Staff’s comment, the Company will add the following disclosure under “History and Development of the Company” on page 32:

“Under PRC laws, a foreign investor is permitted to own 100% equity interest in advertising companies in China if such foreign investor is in the advertising business and has at least three years of operations outside of China before becoming the shareholder of the domestic advertising company.  UIAL satisfied this requirement and obtained the government approval to become the sole shareholder of Universal in June 2008.”

19.
Please clarify throughout the first paragraph of this section that Mass Media is no longer part of your company and is not involved in your continued business operations.  Please confirm that it is no longer the case that “[b]oth Universal and Mass Media are under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang… and his immediate family members.”  If that is still the case, please carefully explain the circumstances surrounding any such common management and integrated operations.

The Company will revise the first paragraph of this section to clarify that Mass Media is no longer part of the Company and has not been involved in the Company’s continued business operations since December 31, 2007.  The Company confirms that it is no longer the case that both Universal and Mass Media are under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang and his immediate family members.  The Company will change the sentence to say “Prior to December 31, 2007, both Universal and Mass Media were under common management, operated on an integrated basis and ultimately controlled by Mr. Shengcheng Wang and his immediate family members.”

20.
Please disclose how Universal is operated and by whom.  For example, we note your disclosure on page 78 that there exists a non-competition agreement between Mr. Shengcheng Wang, his spouse, and his parents in which they may not compete and they must refer to Universal any new business opportunities relating to advertising of which they are aware and Universal has a right of first refusal relating to such business opportunities.  Please disclose the role any spouse and other immediate family members hold in your business.

The Company respectfully advises the Staff that Universal is operated by the management team identified under “Item 6. Directors, Senior Management and Employees” on page 66 of the 2009 20-F.  None of Mr. Shengcheng Wang’s spouse or other immediate family members hold any role in the Company’s business.  As Mr. Wang and his immediate family members used to own companies that were in business similar to the Company’s, the non-competition agreement was put into place prior to the Company’s initial public offering to prevent Mr. Wang or any of his immediate family members from diverting business opportunities from the Company.

21.
Please discuss the role of your BVI and Hong Kong subsidiaries in your organization, including with respect to your business operations and tax treatment, and address PRC regulations.  Disclose all requisite contractual agreements with these subsidiaries and other entities in your organization.

The Company advises the Staff that its BVI subsidiary currently functions as an investment holding company that holds the Company’s equity interests in its PRC and Hong Kong subsidiaries and does not engage in any significant business operations.  The Company’s Hong Kong subsidiary has not conducted any significant business operations since its inception.  The Company confirms that there are no contractual agreements among these subsidiaries and other entities in the Company’s organization and there are no special tax or PRC regulatory considerations with respect to the establishment of the Hong Kong subsidiary.

22.	Please disclose the shareholdings of Mr. Wang and his immediate family in Universal and UIAL.

The Company respectfully advises the Staff that, as stated on pages 32 and 33 of the 2009 20-F, Universal is 100% owned by UIAL, which is in turn 100% owned by CMM.  Neither Mr. Wang nor his immediate family has any direct equity interest in Universal or UIAL.

23.
Please make clear the distinction between Shenzhen Guang Er Gao Zhi Co., Ltd, a PRC domestic holding company beneficially owned by Mr. Shengcheng Wang’s immediate family members, referenced here, and the Guang Er Gao Zhi FTP referenced on page 14, throughout your risk factors and in your related party transaction section, that is described as an advertising agency 50% owned by CCTV and 50% beneficially owned by the immediate family members of Mr. Shengcheng Wang.

In response to the Staff’s comment, the Company will add disclosure on page 14 where Guang Er Gao Zhi FTP first appears to clarify that Guang Er Gao Zhi FTP refers to “Guang Er Gao Zhi Film and Television Production Co., Ltd.”, a television advertising agency that is 50% owned by CCTV and 50% owned by the immediate family members of Mr. Shengcheng Wang.  The Company further advises the Staff that upon Shenzhen Guang Er Gao Zhi’s transfer of its 30% equity interest in Universal to UIAL in November 2007, Shenzhen Guang Er Gao Zhi is no longer part of the Company’s current corporate structure.

Item 5. Operating and Financial Review and Prospects, page 47

24.
We note your discussion of the impact of various government regulations on your business in the risk factors section as well as your Regulations section.  Please provide a description of the material effects of government regulations on your business and the effects such policies could have on your future operations.  See Item 5.A.4 of Form 20-F.

The Company is of the view that various government regulations discussed in the Risk Factors and Regulations sections have not materially affected China’s advertising industry in general or the Company’s financial performance in particular.  In addition, the Company believes that although there exist risks that such regulations could materially affect the Company’s future operations, past trends and experiences indicate that these risks are unlikely to materialize.

In response to the Staff’s comment, the Company will add the following disclosure on page 48:

“In addition, our results of operations may be affected by certain government regulations that regulate, among others, advertising content, acquisitions conducted by foreign investors or general economic and political conditions in China.  For example, we may be subject to government inspections or actions if the advertising content we distribute does not comply with relevant regulations.  Our business expansion may be hindered if we fail to comply with the complex regulatory procedures for merger and acquisition activities by foreign investors.  Although these regulations did not materially affect our results of operations in the past, our future operations depend on our continuing compliance with such regulations.”

Overview, page 47

25.
Please address the trend of CCTV and other channels increasing the use of auction and direct sales to sell advertising time slots as opposed to other ways you have acquired access in the past and the material effect on your business.  Explain how CCTV sells advertising time slots “by itself” and why you, as a result, did not obtain advertising time slots for the 2010 Chinese New Year Gala.  We note your disclosure regarding some of the effects of auction and increased price competition on page 49.

In response to the Staff’s comment, the Company will add the following disclosure under “Ability to Obtain High Quality Advertising Time Slots on Favorable Terms” on page 49:

“Since 2009, CCTV increased the use of auction and direct sales, as opposed to using third-party agencies, to sell its time slots, which may limit our ability to obtain desirable advertising time.  For example, in 2010, without engaging any advertising agencies, CCTV began to directly sell to advertising clients the time slots for the Chinese New Year Gala program, to which we had exclusive advertising right between 2004 to 2009.  We expect this trend to continue.”

26.
We note you have a framework agreement with Guang Er Gao Zhi FTP, a related party, and, under this agreement, you have obtained advertising rights to a number of programs on CCTV Channels 2 and 4.  Explain how Guang Er Gao Zhi FTP secures access to the advertising time slots it sells to you, how CCTV sells this access, and how you determine whether to purchase these slots from Guang Er Gao Zhi FTP or CCTV.

The Company respectfully advises the Staff that, starting in 2010, the Company no longer obtained access to advertising time slots on CCTV Channels 2 and 4 through Guang Er Gao Zhi FTP.  Instead, the Company obtained the exclusive advertising right to the Periodic China News Package on CCTV Channel 4 directly from CCTV via a media resource auction conducted by CCTV at the end of November 2009.

Before 2010, Guang Er Gao Zhi FTP was an advertising agency specialized in the sales and marketing of advertising time slots on CCTV Channels 2 and 4.  In December 2007, the Company entered into a framework agreement with Guang Er Gao Zhi FTP, under which the Company obtained a right of first refusal with respect to any advertising time slots that Guang Er Gao Zhi FTP has obtained, or will obtain, from CCTV or any local television networks for a term of four years.  Under this arrangement, the Company contracted with Guang Er Gao Zhi FTP to obtain the advertising rights to a number of programs on CCTV Channels 2 and 4 in 2008 and 2009 with an aim to expand its media resources.  These contracts between Guang Er Gao Zhi FTP and the Company were negotiated and entered into on an arm’s length basis.

For 2010, CCTV began to sell the time slots on Channels 2 and 4 through media resource auctions and Guang Er Gao Zhi FTP did not obtain any advertising time from CCTV.  Therefore, no agency contract was entered into between the Company and Guang Er Gao Zhi FTP in 2010.

27.
Further, disclose any potential impact on your business from your assistance to some of your advertising clients in bidding for prime advertising slots from CCTV, for which you receive a certain percentage of your clients’ related advertising expenditure as your fees, and how such direct bidding by your clients to CCTV may affect their need for your assistance in the future.

The Company respectfully advises the Staff that the Company’s assistance to its clients in bidding for prime advertising slots from CCTV does not have any adverse impact on the Company’s business.  CCTV has always used the auction method to sell its prime advertising time slots on regular daily television programs.  According to CCTV’s internal policy, advertisers are only allowed to bid for these prime advertising slots through qualified third-party advertising agencies, and no direct bidding from advertisers is permitted.

Ability to Increase the Size, Quality and Level of Diversification…, page 49

28.
Disclose whether CCTV’s requirement that you make a deposit in advance amounting to 30% of the media fee with the remaining media fee payable in 12 monthly installments through 2010 is new and how you have paid your media fee in the past.

The Company respectfully advises the Staff that the referenced practice is a new payment term requirement adopted by CCTV starting from November 2009 following the media resources auction held by CCTV for selling advertising time slots to advertising agencies.  During the media resources auction, the Company has won the exclusive advertising right to the Periodic China News Package on Channel 4 and became subject to such new payment terms.  This change in payment terms has been described in the second paragraph under “Pricing of Our Services and Media Fee Payment Terms” on page 50.  In the past, the Company was permitted to pay media fees accrued for a particular period at the end of that period for this program, which is still the practice for all other programs under the existing contracts between CCTV and the Company.

29.
Disclose why you have not yet received payment for your services in the sales and marketing of advertising time slots for the 2008 Beijing Olympic Games from CCTV, as disclosed on page 50, and whether or not you anticipate receiving the fees in the future.  Disclose the amount of payment due to you and explain what effect the service contract you reference on page 57 has on this outstanding payment due to you by CCTV.  We note your disclosure on page 59 that the final settlement from CCTV for such services remain uncertain as of this annual report for recording purposes.

In response to the Staff’s comment, the Company will add the following disclosure on page 50:

“We have not recognized any revenues from special events services to CCTV in connection with the 2008 Beijing Olympic Games, which amounted to RMB14.6 million, as we have not received payments for such services.  We understand that CCTV’s Advertising Department submitted a report to CCTV’s senior management for approving this payment in June 2009 in accordance with CCTV’s internal procedures and the senior management is still in the process of approving the payment.  Although we continue to work with CCTV to resolve the issue and still anticipate receiving the payment in the future, we have determined that the timing and likelihood of the final settlement from CCTV for such services remain uncertain.”

The Company respectfully advises the Staff that the services in connection with the 2008 Beijing Olympic Games was provided under a special events services contract between the Company and CCTV.  CCTV did not renew this contract for 2010, but this non-renewal has no effect on the outstanding payment due to the Company for services rendered in 2008.

Item 7. Major Shareholders and Related Party Transactions, page 76

30.
We note you have a framework agreement with Guang Er Gao Zhi FTP and, under this agreement, you have obtained advertising rights to a number of programs on CCTV Channels 2 and 4.  Further, we note you disclose at the bottom of page F-33 that Universal paid about RMB 296 million to Guang Er Gao Zhi FTP for advertising time slots.  Please tell us whether these payments were in connection with the framework agreement and, if so, please disclose the material terms (such as amount, schedule of payment, and interest) of any agreements to purchase advertising time slots and incorporate any relevant disclosure that you provide elsewhere in your filing.

In response to the Staff’s comment, the Company will add the following disclosure under “Transactions with Guang Er Gao Zhi FTP” on page 77:

“Under this framework agreement, in each of 2008 and 2009, we entered into agency contracts with Guang Er Gao Zhi FTP to obtain the exclusive advertising rights to the First News program on CCTV Channel 2 and a number of programs on CCTV Channel 4.  For the Channel 2 program, we were required to meet the minimum sales target set by CCTV and pay a fee to Guang Er Gao Zhi FTP equal to a certain percentage of the premium we charge to advertising clients over the agreed price with CCTV.  For the Channel 4 programs, we were required to pay the fixed amount of advertising revenues agreed with CCTV plus a fee to Guang Er Gao Zhi FTP, and we retain any remaining amount generated from our sales as our commissions.  The payments were made at the end of each quarter of the year or at a time designated by Guang Er Gao Zhi FTP.  The advertising revenues and fees we paid to Guang Er Gao Zhi FTP under these two contracts amounted to RMB211.5 million in 2008 and RMB296.6 million in 2009.”

31.
Further, from the third paragraph on page 65, we note you purchased office space from Guang Er Gao Zhi FTP in 2008 for about RMB 52.6 million.  Please incorporate this amount into your disclosure regarding the same purchase.

In response to the Staff’s comment, the Company will incorporate the referenced amount in the disclosure of this transaction under “B. Related Party Transactions — Transactions with Guang Er Gao Zhi FTP” on page 77.

Item 10. Additional Information, page 82

Directors’ Fiduciary Duties, page 87

32.
We note your discussion of several facets of Delaware General Corporation Law starting on page 87.  Please disclose how you are subject to Delaware General Corporation Law as a Cayman Islands Holding Company with BVI, Hong Kong, and PRC subsidiaries.

The Company respectfully advises the Staff that the Company is not subject to Delaware General Corporation Law.  However, as stated on page 86, the discussion on corporate law starting on page 86 is intended to provide “a summary of certain significant provisions of the Cayman Islands Companies Law applicable to us as compared with the laws applicable to companies incorporated in the State of Delaware.”  The Company believes this comparative discussion juxtaposing major elements of the Cayman Islands and Delaware corporate laws is informative and helpful because U.S. investors are likely to be more familiar with the Delaware corporate laws.

Item 15. Controls and Procedures

Management’s Annual Report on Internal Control over Financial Reporting, page 100

33.
We note that you are headquartered and conduct substantially all of your operations in China.  In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions.

a.	How do you evaluate and assess internal control over financial reporting?

i.
In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to your operations in China.

Starting in February 2009, the Company hired a third party professional consultant, one of the big four accounting firms, to assist the Company in establishing the internal control system and evaluating the effectiveness of such system.  The Company adopted the COSO internal framework to evaluate and assess its internal control over financial reporting.  Moreover, the Company also followed the recommendation of PCAOB No. 5 Standard where it conducted its assessment using a top-down, risk-based approach.

Below is the detailed description of the work the Company conducted in 2009:

1)         Top-down risk assessment :
The Company assessed the risk level and prioritized the risks first through linking up the risk to its financial statement account caption.  Evaluation criteria included materiality, volatility, transaction volume, transaction complicity and objectivity.
2)         Entity-level control  assessment:
The Company assessed the Entity-Level Control using the below five COSO elements:
•           Control environment
•           Risk assessment
•           Control activities
•           Information/Communication
•           Monitoring
3)         Control design effectiveness assessment:
The Company identified and assessed the control design effectiveness based on the risk assessment results, for the following ten processes:
•           Sales-Advertising Agency
•           Sales-Creative Production
•           Treasury Management
•           Capital Expenditure Management
•           Investing Activities Management
•           Payroll and Welfare Process
•           Stock Compensation Scheme
•           Operating Expenditure Management
•           Taxation Management
•           Financial Statement Closing

The processes the Company conducted were based on risk assessment where materiality, volatility, transaction volume, transaction complicity and objectivity were considered in evaluating and prioritizing the risk levels.  In evaluating the risks, the Company also obtained inputs from external auditors on the Company's performance in prior years, major risk areas and risks inherent in the industry.

In control design assessment, the Company conducted interview, walk-through testing to evaluate the effectiveness of the controls in mitigating those financial reporting related risks.

4)         Information technology controls assessment:
The Company identified and assessed the Information Technology Control from the following perspectives:
•           Information Technology Entity-Level Control
•           Information Technology General Control
•           Information Technology Application Control

5)         Control operating effectiveness assessment:

The Company assessed the control operating effectiveness through developing sampling methodologies which have been communicated with its external auditors and performing three rounds of testing on all identified key controls.

Through the work conducted in 2009, the Company has developed its process description and risk control matrices to record the risks and the respective internal control over financial reporting that were in place to mitigate the risks.

In 2010, based on the work the Company performed in 2009, the Company continually evaluates and assesses its internal controls over financial reporting using the same methodology mentioned above.

ii.	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

The Company does not maintain the internal audit function in-house, but has outsourced this function to one of the Big Four accounting firms, which is not the Company's independent registered public accounting firm.  The outsourced internal audit team, whose members all possess the Certified Internal Auditor qualifications and have extensive experience, assists the Company in preparing all audit plans, evaluating the design and operating effectiveness of the in-scope processes and reporting to the audit committee independently.

b.	How do you maintain your books and records and prepare your financial statements?

i.
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

ii.
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting.  Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

The Company and its subsidiary, UIAL, maintain their books and records in accordance with US GAAP; the Company’s Hong Kong subsidiary maintains its books and records in accordance with HK FRS; and the Company’s PRC subsidiary maintains its books and records in accordance with PRC GAAP.  On a quarterly basis, the Company converts its books and records to US GAAP for SEC reporting purposes.  Currently, the Company has the following procedures to ensure that US GAAP financial information/statements are properly prepared on a quarterly basis:

1)
The senior accountant prepares the financial information/statements in accordance with PRC GAAP.  Then the Financial Controller prepares the GAAP reconciliation and drafts financial information/statements in accordance with US GAAP.  The Company has designated a senior accountant to conduct an initial assessment on each account balance if there is any GAAP difference on the particular account balance and document the results of such assessment on a summary form. The assessment summary is then submitted to a financial controller for approval.  On a quarterly basis, the financial controller prepares the GAAP reconciliation based on the assessment summary.

2)
A third party consulting firm hired by the Company, which is not the Company's independent registered public accounting firm performs a detailed review on the GAAP reconciliation and US GAAP financial information/statements.  The third party consulting firm is a US-listed consulting firm specialized in accounting services.

3)	The Chief Financial Officer performs the final review on all the GAAP reconciliation and US GAAP financial statements/information to ensure the completeness, accuracy and adequacy of disclosure.
4)	An audit committee meeting is held to review the financial statements on a quarterly basis.

c.	What is the background of the people involved in your financial reporting?

i.
We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations.  Do not identify people by name, but for each person, please tell us:

1.	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

2.	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

3.	the nature of his or her contractual or other relationship to you;

4.	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

5.	about his or her professional experience, including experience in preparing and/or auditing financial statements.

The qualifications of the people who are primarily responsible for preparing and supervising the preparation of the Company’s financial statements are as follows:
•
The Chief Financial Officer graduated from the Chinese University of Hong Kong, and is a member of the Association of Chartered Certified Accountants (ACCA).  Prior to joining the Company, he was employed by PricewaterhouseCoopers for 13 years, seven years of which were in auditing and six years of which were in the area of application and review of US GAAP, IFRS and SEC rules.

•
Since the Chief Financial Officer took the position in the Company, he has been working with the finance department and contracted a third party consulting firm to minimize the GAAP differences among US GAAP, HK FRS and PRC GAAP in daily transactions.  Due to the simplicity of the Company’s business, the related accounting and book-keeping was also relatively simple and has not involved material GAAP adjustments since the Company’s reorganization.  He works with his team, outsourced internal audit team and a third party consulting firm to ensure that the Company’s US GAAP financial statements are properly prepared and the Company’s control over financial reporting is effective.

•
All of the Company’s finance team members are full-time employees with university qualifications.  Their accounting work experience ranges from six to 12 years in the advertising industry.  They frequently participated in professional training offered by the Big Four accounting firms, with special focus on US GAAP, IFRS and SEC regulatory updates, changes, trends and development, etc.

•
With respect to evaluating the effectiveness of the internal control over financial reporting, the Company has hired a third party professional consultant, one of the Big Four accounting firms, to assist the Company in establishing the internal control system and evaluating the effectiveness of such system.  The Chief Financial Officer had been constantly involved in the evaluation process and had been kept informed on the work progress.  Every quarter, the third party professional presented the work progress and the operating effectiveness assessment results to the board of directors and the audit committee.  The board of directors and the audit committee had given their comments and hence the approval on the work progress and the action steps to be taken by the Company.

*           *           *           *           *

At your request, we hereby acknowledge that: (1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me if you have additional questions or require additional information.

Very truly yours,

/s/ Eric Wang Lam Cheung
Name:	Eric Wang Lam Cheung
Title:	Chief Financial Officer